Butterfield Announces Management Changes as COO steps down

Hamilton, Bermuda – May 16, 2019: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced that Daniel Frumkin, Group Chief Operating Officer, has informed the Bank of his decision to step down from his post, effective immediately. Mr. Frumkin has agreed to continue to be available to the Bank’s senior management to ensure a seamless transition.
As a result of this departure, Michael Neff, Managing Director Bermuda, will lead the Company’s international trust business and Richard Saunders, Managing Director Channel Islands, will assume responsibility for international corporate banking. Michael McWatt, Managing Director Cayman Islands, will manage operations for Bermuda and Cayman. Finally, Michael Schrum, Group Chief Financial Officer, will oversee corporate development and information technology.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, stated: “Dan is stepping down to pursue other opportunities. We are grateful for his significant contributions during his tenure with the Bank. Since joining Butterfield in 2010, Dan has concentrated his considerable abilities initially on the restructuring of loan and investment assets and later on our initial public offering in 2016. Most recently, he has focused his efforts on corporate development through acquisitions. On behalf of the Board of Directors, I would like to thank Dan for his many contributions and wish him the best of luck in his future endeavors.”
Mr. Collins added: “With the announcement of the recent acquisition of ABN AMRO (Channel Islands) Limited, our immediate goal is to complete the acquisition and integration so that we can continue to grow our banking business in the Channel Islands and deliver shareholder value.”
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About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: noah.fields@butterfieldgroup.com         E-mail: mark.johnson@butterfieldgroup.com

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